

Mail Stop 7010

July 8, 2008

Mr. Clint Tryon
Ready Mix Inc.
3430 East Flamingo Road
Suite 100
Las Vegas, Nevada 89121

>   **RE: Ready Mix Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed March 13, 2008**
>   **File #1-32440**

Dear Mr. Tryon:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Critical Accounting Policies, page 24
Valuation of Property and Equipment, page 25

1. We note from your disclosure on page 39 that your property and equipment includes water rights. With a view towards future disclosure, please help us understand the nature of and your accounting policy for this asset.

2. We note from your disclosure on page 2 that you plan to cease operations at one of your sand and gravel production facilities. With a view towards future disclosure, please tell us how you considered whether any assets at this facility were impaired. Reference FAS 144.

Classification of Leases, page 26

3. With a view towards future disclosure, please provide us with a more comprehensive discussion regarding how you determined that your leases of ready-mix trucks qualify as operating leases. Please specifically discuss how you considered the term of the leases relative to the useful life of the assets and the present value of the minimum lease payments relative to the fair value of the assets. Reference paragraph 7 of FAS 13. In this regard, we note your disclosure on page six that a mixer truck typically has a useful life of 12 years, although you depreciate them over 10 years.

Note 1. Summary of Significant Accounting Policies and Use of Estimates, page 34
Revenue Recognition, page 34

4. With a view towards future disclosure, please confirm to us that you recognize revenue when all the criteria outlined in SAB Topic 13 have been met.

Item 9A. Controls and Procedures, page 49

5. We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e). This comment is also applicable to your Form 10-Qs for the periods ended March 31, 2008.

Form 10-Q for the quarterly period ended March 31, 2008

Overview, page 15

6. We note your disclosure that you discontinued operations at your Detrital Wash location. With a view towards future disclosure, please provide us with a more

comprehensive discussion regarding the nature of the costs associated with the discontinuance of these operations. Please also clarify if you determined that any assets at this location were impaired.

Liquidity and Capital Resources, page 19

7. We note your disclosure that you cannot assure your readers that future operating cash flow will be adequate to provide for the cash outflow expected to service your obligations. Please revise future filings to include more specific disclosures regarding the means in which you can service these obligations such as continued reliance on cash reserves, draw downs on credit facilities and new financing arrangements. In this regard, please clarify if or how the availability on your current credit facility may be limited by a potential worsening of your financial condition. In addition, please revise future filings to include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under the financial covenants of your credit facility. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Clint Tryon
Ready Mix Inc.
July 8, 2008
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief